# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### December 22, 2009

# ORDER GRANTING CONFIDENTIAL TREATMENT
# UNDER THE SECURITIES EXCHANGE ACT OF 1934

## Cephalon, Inc.

## File No. 0-19119 - CF#24231

_____

Cephalon, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on October 28, 2009.

Based on representations by Cephalon, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

| | |
|---|---|
| Exhibit 10.1 | through November 21, 2013 |
| Exhibit 10.2 | through November 21, 2013 |
| Exhibit 10.3 | through November 21, 2013 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Daniel Greenspan
Special Counsel